FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

January 1, 2023

Item 3. News Release

The news release was issued and disseminated via Accesswire on February 14, 2023 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced that Lachlan McLeod, CPA of Fehr & Associates, has been appointed Chief Financial Officer.

Lachlan has experience in public practice, having worked as an auditor for a Big 4 accounting firm for four years, and has served as a fractional CFO for multiple public companies. Lachlan has a proven track record of helping businesses meet financial and regulatory reporting requirements. Lachlan is a Chartered Professional Accountant (CPA) with a Bachelor's degree in Science with an Economics major and a Business minor from the University of Victoria, and a Diploma of Accounting from the Sauder School of Business at the University of British Columbia.

Lachlan replaces Oliver Foeste who will remain with Adastra in an advisory capacity to provide transitional support.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

February 15, 2023